                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     -------------

                                   SCHEDULE 14D-1/A
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO. 2)

                                     -------------

                               ILM II SENIOR LIVING, INC.

                                A VIRGINIA CORPORATION
                               (NAME OF SUBJECT COMPANY)

                                REDWOOD INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                                       (Bidder)


                         SHARES OF COMMON STOCK $.01 PAR VALUE
                             (TITLE OF CLASS OF SECURITIES)

                                         (None)
                         (CUSIP Number of Class of Securities)


                                  Arlen Capital, LLC
                                Don Augustine, Manager
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)


                                     -------------


AMENDMENT NO. 2 TO SCHEDULE 14D-1
This Amendment No. 2 amends the Offer to Purchase originally filed by Redwood Investors, LLC, a Delaware limited partnership (the "Purchaser") on Schedule 14D-1 filed with the Securities and Exchange Commission on June 4, 1998, as amended by Amendment No. 1 filed with the Commission on June 11, 1998 (the "Schedule 14D-1"), relating to the Offer by the Purchaser to purchase up to 500,000 shares of common stock $.01 par value ("Shares") of ILM II Senior Living, Inc., a Virginia Corporation, (the "Company"), at $8.00 per Share of Limited Partnership Interest ("Units"), upon the terms and conditions set forth in the Offer to Purchase dated June 4, 1998 (the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

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ITEM 10.  ADDITIONAL INFORMATION

          (f) The Offer has been extended to midnight, Pacific Time, on July 31, 1998. On July 15, 1998, the Purchaser published an announcement in INVESTOR'S
BUSINESS DAILY announcing such extension and reporting.   A copy of the text of
the publication has been filed as Exhibit (a) (9) to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          (a) (9) Text of publication issued by the Purchaser on July 15, 1998.



                                     SIGNATURE


       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 1998         REDWOOD INVESTORS, LLC

                                     By:  Arlen Capital, LLC
                                          its Manager

                                          By:  /s/ DON AUGUSTINE
                                               ----------------------
                                               Don Augustine, Manager

                                     ARLEN CAPITAL, LLC


                                          By:  /s/ DON AUGUSTINE
                                               ----------------------
                                               Don Augustine, Manager




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